Filed Pursuant to Rule 433

Registration No. 333-177580

August 6, 2012

FINAL TERM SHEET

Dated August 6, 2012

2.850% Notes due 2022

4.250% Notes due 2042

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Aggregate Principal Amount:	2022 Notes: $1,900,000,000 2042 Notes: $900,000,000

Maturity Date:	2022 Notes: August 9, 2022 2042 Notes: August 9, 2042

Coupon:	2022 Notes: 2.850% 2042 Notes: 4.250%

Interest Payment Dates:	2022 Notes: Semi-annually on each February 9 and August 9, commencing February 9, 2013 2042 Notes: Semi-annually on each February 9 and August 9, commencing February 9, 2013

Price to Public:	2022 Notes: 99.888% of principal amount 2042 Notes: 98.746% of principal amount

Benchmark Treasury:	2022 Notes: 1.750% due May 15, 2022 2042 Notes: 3.125% due February 15, 2042

Benchmark Treasury Yield:	2022 Notes: 1.563% 2042 Notes: 2.645%

Spread to Benchmark Treasury:	2022 Notes: 130 bps 2042 Notes: 168 bps

Yield:	2022 Notes: 2.863% 2042 Notes: 4.325%

Settlement Date (T+3):	August 9, 2012

CUSIP / ISIN:	2022 Notes: CUSIP Number: 02209S AN3 ISIN Number: US02209SAN36 2042 Notes: CUSIP Number: 02209S AM5 ISIN Number: US02209SAM52

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

Banca IMI S.p.A. [1]

Goldman, Sachs & Co.

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

RBS Securities Inc.

Santander Investment Securities Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

[1]

The following paragraph is hereby added under the caption “Underwriting” in the prospectus supplement as paragraph thirteen: “Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.”

Pro Forma Ratios of Earnings to Fixed Charges:(a)(b)

For the six months ended June 30, 2012: 6.5

For the year ended December 31, 2011: 5.6

(a) The ratios of earnings to fixed charges for the six months ended June 30, 2012 and year ended December 31, 2011 have been adjusted on a pro forma basis to give effect to the net change in interest resulting from the offer and sale of $1.9 billion aggregate principal amount of 2022 notes and $900 million aggregate principal amount of 2042 notes offered hereby and assumes the use of the net proceeds to repurchase $2.0 billion of outstanding aggregate principal amount of the issuer’s 9.700% Notes due 2018, 9.250% Notes due 2019, 9.950% Notes due 2038 and 10.200% Notes due 2039, as if such events occurred on January 1, 2011.

(b) The issuer includes interest relating to uncertain tax positions in its provision for income taxes. Therefore, such amounts are not included in fixed charges in the computation.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4533.